Applied Innovation Inc.
5800 Innovation Drive
Dublin, Ohio 43016
January 17, 2007
Via Edgar and FedEx
Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Applied Innovation Inc.
Form 10-K for the fiscal year ended December 31, 2005
Filed March 20, 2006

Form 10-Qs for the quarters ended March 31, June 30, and September 30, 2006
File No. 0-21352
Dear Mr. Spirgel:
We have received your comment to the Form 10-K for the fiscal year ended December 31, 2005, filed March 20, 2006, and the Form 10-Qs for the quarters ended March 31, June 30, and September 30, 2006, filed by Applied Innovation Inc. (the “Company”), set forth in your letter dated as of December 21, 2006 (the “Comment Letter”). For your convenience, we have repeated the text of your comment, followed by our response.
We respectfully respond to the comment set out in the Comment Letter as follows:
Quarterly Report filed on Form 10-Q for the quarter ended March 31, 2006
Note 2 – Stock Based Compensation, pages 6-10

1.	Considering that you estimate “the fair value of stock options using a Black-Scholes option-pricing model to determine the fair value of stock-based awards under SFAS 123(R)...consistent with that used for pro forma disclosures under SFAS 123, prior to the adoption of SFAS 123(R),” tell us how you determined that the expected volatility of your stock dropped to 63% from an amount that was consistently greater than 83% in each of the prior three years.
Response:
     We use the Black-Scholes Option Pricing Model (“BSOPM”) to determine the fair value of stock-based awards in connection with measurement of stock-based compensation expense for all share-based payment awards made to employees for services, which measurement is required by Statement of Financial Accounting Standards No. 123 (“SFAS”) (revised 2004), Share-Based Payment (“SFAS 123(R)”). Prior to our adoption of the provisions of SFAS 123(R), we also used the BSOPM to calculate certain pro-forma disclosures required by SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”).
     We calculate volatility using historical daily stock prices over the most recent period equal to the expected term of the share option. We believe it is appropriate for us to rely exclusively on historical volatility, based on SAB 107 guidance:
•We have no reason to believe that our future volatility over the expected or contractual term, as applicable, is likely to differ from our historical volatility;
•The computation of historical volatility uses a simple average calculation method;

Larry Spirgel
Securities and Exchange Commission
January 17, 2007

•A sequential period of historical data at least equal to the expected or contractual term of the share option, as applicable, is used; and
•A reasonably sufficient number of price observations are used, measured at a consistent point throughout the applicable historical period.
     In earlier years, our stock price has been much more volatile with a daily low of $2.19 in October, 1998, and a high of $27.06 in August, 2000. As stated above, we use historical daily stock prices over the most recent period equal to the expected term of the share option. Our expected term has averaged 5 1/2 years. If you look at the 5 1/2 year period ended December 31, 2006, the stock price had a closing low of $2.24, and a closing high of $10.01. Compare this to the 5 1/2 year period ended December 31, 2005 with a closing low of $2.24 and a closing high of $27.06, a much greater fluctuation between stock prices. The stock has gradually become less volatile over the last several years; hence we believe the declining volatility reported is correct.
*      *      *
The Company acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission (the “filings”);

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding any of the foregoing, please contact Curtis A. Loveland, Porter Wright Morris & Arthur LLP, 41 S. High Street, Columbus, Ohio 43215, telephone (614) 227-2004, and fax (614) 227-2100.
Thank you for your assistance.
Sincerely,

APPLIED INNOVATION INC.
/s/ William H. Largent
William H. Largent
President and Chief Executive Officer

cc:	Paul Monsour
Carlos Pacho
Julie A. Fratianne
Curtis A. Loveland, Esq.
Jeremy D. Siegfried, Esq.